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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*



                                 AUTOBYTEL INC.
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                                (Name of Issuer)


                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)


                                    05275N106
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                                 (CUSIP Number)


Stephen J. Clearman                              WITH COPY TO:
Geocapital Partners, LLC                         Stephen T. Mears, Esq.
One Executive Drive, Suite 160                   Testa, Hurwitz & Thibeault, LLP
Fort Lee, NJ 07024                               125 High Street
Tel: (201)461-9292                               Boston, Massachusetts 02110
                                                 Tel: (617)248-7000


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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                  April 4, 2003
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             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 05275N106                     13D                          PAGE 2 OF 4
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   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Stephen J. Clearman
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a)[_]
                                                                         (b)[X]
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   3     SEC USE ONLY


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   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

         PF/AF
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   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [_]

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
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                                7     SOLE VOTING POWER

                                      419,871
         NUMBER OF           -------  ------------------------------------------
           SHARES               8     SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                    836,003
            EACH             -------  ------------------------------------------
         REPORTING              9     SOLE DISPOSITIVE POWER
           PERSON
            WITH                      419,871
                             -------  ------------------------------------------
                               10     SHARED DISPOSITIVE POWER

                                      836,003
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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,255,874
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  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                 [_]

-------  -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.0%
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  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
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
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CUSIP NO. 05275N106                     13D                          PAGE 3 OF 4
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                         Amendment No. 1 to Schedule 13D
                         -------------------------------






Item 2.    Identity and Background.
           -----------------------

           Item 2 is hereby amended and restated as follows:

           (b) The address of Stephen J. Clearman is c/o Geocapital Partners, LLC, One Executive Drive, Suite 160, Fort Lee, NJ 07024.

           (c) Stephen J. Clearman is a principal of Geocapital Partners, LLC, One Executive Drive, Suite 160, Fort Lee, NJ 07024. Geocapital Partners, LLC is a service provider/management company to a number of related venture capital fund limited partnerships. Mr. Clearman is also an indirect general partner of these venture capital fund limited partnerships.




Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

           Item 5 is hereby amended by adding the following:

           (e) Stephen J. Clearman ceased to be a beneficial owner of more than five percent of the outstanding shares of Autobytel Inc. Common Stock on April
4, 2003.
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CUSIP NO. 05275N106                     13D                          PAGE 4 OF 4
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SIGNATURE
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        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:   April 23, 2003


/s/ Stephen J. Clearman
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Stephen J. Clearman